

17017701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 37469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEBRUARY 1, 2016 (MM/DD/YY) AND ENDING JANUARY 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roberts & Ryan Investment Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

314 KAREN WAY
(No. and Street)

Tiburon	CA	94920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN DURDEN (925) 447-7660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON, CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE, SUITE W 508	SOUTHFIELD	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amb

OATH OR AFFIRMATION

I, DANIEL W ROBERTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBERTS & RYAN INVESTMENTS, INC, as of JANUARY 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Please See Attached For
CA GOVT CODE 8202
Compliant Jurat

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of California } ss.
County of Marin

☒ See Attached Document (Notary to cross out lines 1–7 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ~~.................................~~
2 ~~.................................~~
3 ~~.................................~~
4 ~~.................................~~
5 ~~.................................~~
6 ~~.................................~~

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

Subscribed and sworn to (or affirmed) before me

this 14th day of April, 2017, by
Date *Month* *Year*

Daniel Walter Roberts
Name of Signer No. 1

~~Name of Signer No. 2 (if any)~~

[signature]
Signature of Notary Public

ANGELO APON ASPILLAGA
Commission # 2060172
Notary Public - California
Marin County
My Comm. Expires Mar 7, 2018

Place Notary Seal/Stamp Above

Any Other Required Information (Residence, Expiration Date, etc.)

OPTIONAL

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath of Affirmation

Document Date: 04/14/2017 Number of Pages: 2

Signer(s) Other Than Named Above: ________

ROBERTS AND RYAN INVESTMENTS INC

FINANCIAL STATEMENTS AND SCHEDULE

JANUARY 31, 2017

TABLE OF CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Roberts & Ryan
314 Karen Way
Tiburon, CA 94920

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Roberts & Ryan as of January 31, 2017 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Roberts & Ryan management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts & Ryan as of January 31, 2017, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Roberts & Ryan financial statements. Supplemental Information is the responsibility of Roberts & Ryan 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form

and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
April 13, 2017

ROBERTS AND RYAN INVESTMENTS INC
Statement of Financial Condition
January 31, 2016

ASSETS

Cash in bank	$ 148,596
Deposits with clearing broker	13,098
Total cash	161,694
Total assets	$ 161,694

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Total liabilities	$ -

SHAREHOLDERS' EQUITY

Shareholders' equity:	
Common stock, no par value, 1,000,000 shares authorized 600,000 issued and outstanding	$ 70,000
Paid in Excess	3,850
Retained earnings	87,844
Total shareholders' equity	161,694
Total liabilities and shareholders' equity	$ 161,694

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INC

Statement of Operations

For the Year Ended January 31, 2017

Revenue	
Fees and commissions earned	$ 48,363
Total revenues	48,363
Expenses	
Compensation, payroll taxes and benefits	34,652
Communications	923
Regulatory fees	2,673
Depreciation	945
Insurance	798
Other	828
Professional fees	7,464
Total expenses	48,283
Net loss before taxes	80
Income tax expense	822
Net loss	(742)

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INC
Statement of Changes in Shareholders' Equity
For the Year Ended January 31, 2017

	Common Stock	Retained Earnings	Paid in Excess	Total
Balance, beginning of year	$ 70,000	$ 88,586	$ 3,850	$ 162,436
Net income	-	(742)	-	(742)
Balance, end of year	$ 70,000	$ 87,844	$ 3,850	$ 161,694

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INC
Statement of Cash Flows
For the Year Ended
For the Year Ended January 31, 2017

Cash flows from operating activities:	
Net income	(742)
Changes in operating assets and liabilities:	
Increase in Depreciation	945
Net cash provided by operating activities	104
Net increase in cash	104
Cash at beginning of year	148,492
Cash at end of year	148,596

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INC
Notes to Financial Statements
January 31, 2017

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

Roberts and Ryan Investments, Inc. (the "Company"), was formed on February 23, 1987, as a California corporation under the name Roberts Securities Incorporated to engage in business as a broker/dealer. The Company subsequently changed its name to Roberts and Ryan Investments Incorporated. The Company has adopted a fiscal year ended January 31st.

Description of Business

The Company, located in Tiburon, CA, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides an exemption for "all customer transactions cleared through another broker dealer on a fully disclosed basis.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Cash and Cash Equivalents

The Company considers as cash all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES - continued

Capitalization

Equipment and furniture are stated at cost. Repairs and maintenance to these are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives of 5 to 7 years using the straight-line method.

Income Taxes

The Company accounts for its income taxes using the Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes, which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state laws.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE A – SUMMARY OF ACCOUNTING POLICIES - continued

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income and includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustment among others. During the year ended January 31, 2017, the Company did not have any components of Comprehensive Income to report.

Subsequent Events

Management has evaluated subsequent events through April 13, 2017, the date the financial statements were available to be issued and has determined that there are no subsequent events which occurred that require recognition or additional discloser in these financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C-POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to its clearing broker.

NOTE D-OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled transaction. At January 31, 2017, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E-PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

Furniture and equipment	$	57,802
Leasehold improvements		3,783
Less: Accumulated depreciation		(61,585)
Net property and equipment	$	0

NOTE F-PENSION PLAN

The Company's profit sharing and money purchase plans cover all eligible employees of the Company. The plans were effective February 1, 1992. All contributions to the plans are made at the discretion of the Company. No contributions were made for the year ended January 31, 2017.

SUPPLEMENTARY INFORMATION

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended January 31, 2017

ROBERTS & RYAN INVESTMENTS INC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2017

SCHEDULE I

Computation of Net Capital
Pursuant to Rule 15c3-1
January 31, 2017

Computation of Net Capital

Shareholder's Equity	$ 161,694
Total Non-Allowable Assets	$ 0
Net Allowable Capital	$ 161,694
Net Capital	$ 161,694

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 0
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	100,000
Net Capital Requirement	100,000
Excess Net Capital	$ 61,694

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0
Percentage of Aggregate Indebtedness to Net Capital	0%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of January 31, 2017	$ 161,694
Net Capital per Audit	$ 161,694

ROBERTS & RYAN INVESTMENTS INC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2017

Reconciliation of Computation of Reserve Requirements Pursuant to Rule 15c3-3

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at February 1, 2016	$ -
Additions	-
Reductions	-
Balance of such claims at January 31, 2017	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended January 31, 2017

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

April 13, 2017

Board of Directors
Roberts & Ryan Investments Inc.
314 Karen Way
Tiburon, CA 94920

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Roberts & Ryan Investments Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Roberts & Ryan Investments Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Roberts & Ryan Investments Inc. stated that Roberts & Ryan Investments Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Roberts & Ryan Investments Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Roberts & Ryan Investments Inc. compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended January 31, 2017

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Roberts & Ryan Investments, Inc.
314 Karen Way
Tiburon, CA 94920

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period February 1, 2016 to January 31, 2017, which were agreed to by Roberts & Ryan Investments, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Roberts & Ryan Investments, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Roberts & Ryan Investments, Inc.'s management is responsible for Roberts & Ryan Investments, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of February 1, 2016 through the January 31, 2017 with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Roberts & Ryan Investments, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

April 13, 2017

April 13, 2017
ROBERTS & RYAN INVESTMENTS INC.
314 KAREN WAY
TIBURON, CA. 94920

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE January 31, 2017

Dear Mr. Richardson Jr:

Please be advised that Roberts & Ryan Investments Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of February 1, 2016 through January 31, 2017. Roberts & Ryan Investments Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Roberts & Ryan Investments Inc.'s past business has been of similar nature and has complied to this exemption since its inception, February 23, 1987.

Dar Roberts, the president of Roberts & Ryan Investments Inc., has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review January 31, 2017.

Dan Roberts has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Roberts & Ryan Investments Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (415) 601-6417.

Very truly yours,



Roberts & Ryan Investments Inc.
Dan Roberts
President